

10031586

AB 7/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Merchant Financial Services, [illegible]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

419 Boylston St, Suite 801
(No. and Street)

Boston MA 02116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry W Maxfield III 617 536 1652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William L Pratt CPA
(Name – *if individual, state last, first, middle name*)

1610 Main Street Weymouth MA 02190
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/28

OATH OR AFFIRMATION

I, Harry W Maxfield III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Merchant Financial Services Inc, as of Dec 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUN 24 2010
WASH., D.C.
193
SECTION

Boston Merchant Financial Services, Inc.
Financial Statements and Supplementary Information
December 31, 2009
(Corrected)

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228

Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVA's

To the Board of Directors and Stockholders of
Boston Merchant Financial Services, Inc.

Independent Auditor's Report

We have audited the corrected accompanying Statement of Financial Position of Boston Merchant Financial Services, Inc. (a Connecticut Corporation) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Merchant Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the initial period then ended in conformity with the accounting principles generally accepted in the United States of America.

Sincerely,



William L. Pratt, CPA

June 21, 2010

CONTENTS

Boston Merchant Financial Services, Inc.
Statement of Financial Condition
Dcemeber 31, 2009

ASSETS
(Corrected)

	2009
Current assets:	
Cash and cash equivalents	$ 147,945
Total assets	$ 147,945

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable	$ 36,547
Accrued taxes	706
Accrued expenses	6,000
	43,253
Stockholder's equity:	
Common stock, no par value (stated value $10); 5,000 shares authorized, 1,000 shares issued	10,000
Additional paid-in capital	480,000
Retained (deficit) earnings	(371,934)
Less: Treasury stock	(13,374)
Total stockholder's equity	104,692
Total liabilities and stockholder's equity	$ 147,945

See accompanying notes

Boston Merchant Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2009

	2009
Revenues:	
Mutual fund incentives	$ 14,164
Commissions income	148
Total	14,312
Operating Expenses	316,136
Operating Income (Loss)	(301,824)
Add Other Income:	
Interest income	149
Deduct Losses:	
Loss on investment account	(182)
Income (loss) before taxes	(301,857)
Current corporation income taxes	706
Net income (loss)	$ (302,563)

See accompanying notes

Boston Merchant Financial Services, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2009

Cash Flows from Operating Activities:	
Net (loss) income	$ (302,563)
Adjustments to reconcile net (loss) income to net cash provided by (used in) opereating activities:	
Decrease (increase) in prepaid expenses	13,941
Decrease (increase) in other receivables	6,000
Increase (decrease) in accrued taxes	(46)
Increase (decrease) in accounts payable	28,573
Net cash (used in) provided by operating activities	(254,095)
Cash Flows from Financing Activities:	
Contributed capital	260,000
Net cash (used in) provided by financing activities	260,000
Net increase (decrease) in cash and cash equivalents	5,905
Cash and cash equivalents, beginning of year	142,040
Cash and cash equivalents, end of year	147,945

Supplemental Disclosures

Cash paid during the year for:	
Interest	0
Taxes	706

See accompanying notes

Boston Merchant Financial Services, Inc.
Statement of Changes in Stockhoders' Equity
For the Years Ended December 31, 2009

	Common Stock		Treasury Stock		Paid in	Retained (Deficit)	Total Stockholder's
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2008	1,000	$ 10,000	(250)	$ (13,374)	$ 220,000	$ (69,372)	$ 147,254
Net Income						(302,563)	(302,562)
Contributed capital					260,000		260,000
Shareholder distributions							
Balance, December 31, 2009	1,000	$ 10,000	(250)	$ (13,374)	$ 480,000	$ (371,935)	$ 104,692

See accompanying notes

Boston Merchant Financial Services, Inc.
Notes to Financial Statements

1. Nature of Operations:

Boston Merchant Financial Services, Inc. is a broker-dealer registered with the SEC and is a member of various exchanges and the FINRA. The company was organized on November 1, 1988, as a Connecticut corporation, for the purpose of conducting business as a broken/dealer and selling mutual fund shares to institutional customers located in Connecticut and Massachusetts.

2. Summary of Significant Accounting Policies:

Stock Ownership

During 2007, 100% of the shares of the Corporation were transferred to a new shareholder.

Name Change

Boston Merchant Financial Services, Inc. was formerly T.O. Richardson Securities, Inc. before legally changing its corporate name. The name became effective on October 3, 2007.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company was taxed as an S Corporation through August 7, 2007. Under such election, the Company's taxable income was passed through to the individual shareholders. However, the Company terminated its S Corporation election effective August 7, 2007 and beginning August 8, 2007, the Company is taxed as a C Corporation.

The Company now accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. At December 31, 2009 there were no differences arising from book and tax purposes. Further, Management is uncertain as to the utilization of net operating loss carry forwards to offset taxable income in the future. Therefore, there are no deferred tax assets or liabilities recorded in these financial statements.

Fair Value of Financial Instruments

Their fair value of the Company's assets and liabilities, including cash and cash equivalents and accounts payable, approximates the carrying amounts presented in the statements of financial condition at December 31, 2009.

Cash and Cash Equivalents

The company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $25,000, or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2009 equals $104,692, which is in excess of the require minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k) (2) (i) of that rule.

4. Related Parties:

BMP Standard, LLC, the sole shareholder of Boston Merchant Financial Services, Inc. is a holding company that also owns Boston Merchant Financial, LLC, a member of NFA, which acts as an introducing agent for futures and commodities trading to Future Commission Merchants. During the year ended December 31, 2009, BMP Standard, LLC contributed an additional $260,000 in capital to the Company.

5. Income Taxes:

Income tax expense for the year ended December 31, 2009 consists of the following items:

Taxes currently payable -	
Federal	$ 0
Massachusetts	456
Connecticut	250
	$ 706

The Company has Federal net operating losses available for carry-forward to future years. This carry-forward is in the amount of $379,053.

6. Fair Value:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *"Disclosures about Fair Value of Financial Instruments,"* approximates the carrying amounts presented in the statements of financial condition.

7. Concentrations:

The Company maintains a bank account that sometimes exceeds $100,000. The Federal Deposit Insurance Corporation (FDIC) secures these accounts up to $100,000.

8. Correction of an Error:

The statement of financial position as originally presented was in error regarding the "Paid in capital" and the "Retained earnings". They were incorrect individually. However, they were correct in total. These errors did not have an impact on the Statement of Income, Statement of Stockholder's Equity, or the Statements of Cash Flows.

Supplemental Information

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228

Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVA's

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders of
Boston Merchant Financial Services, Inc.

We have audited the accompanying corrected Statement of Financial Position of Boston Merchant Financial Services, Inc. as and for the year ended December 31, 2009, and have issued our report thereon date June 17, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of General and Administrative Expenses, Computation of the Net Capital under Rule 15c-3.1, and Computation for Determination of Reserve Requirements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, us fairly stated in al material aspects respects in relation to the basic financial statements taken as a whole.

Sincerely,



William L. Pratt, CPA

June 21, 2010

Boston Merchant Financial Services, Inc.
Schedule of General and Administrative Expenses
For the Year Ended December 31, 2009

Business services	$ 5,209
Clearing services	(54)
Communications	10,852
Financial media services	18,109
Insurance expense	653
Marketing	16,923
Memberships	500
Office space	4,078
Professional fees - Audit	13,500
Professional fees - Legal	1,504
Professional education	1,942
Payroll	194,373
Registration fees	398
Regulatory expenses	8,365
Rent	24,000
Travel & entertainment	3,805
Subcontractor wages	8,975
Other	3,004
TOTAL	$ 316,136

See accompanying notes

Boston Merchant Financial Services, Inc.
Computations of Net Capital Under Rule 15c3-1
For the Years Ended December 31, 2009

Net Capital	$ 104,692
Deduct Stockholder's Equity not allowable for net capital	0
Net Capital per above	104,692
Net capital requirement	25,000
Excess Net Capital	$ 79,692

No material differences exist between this report and the amounts reported on the December 31, 2009 unaudited filing of Part II or Part II A of the Focus report

See accompanying notes

Boston Merchant Financial Services, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Years Ended December 31, 2009

Credit balance	$0
Debit balance	0
Excess debits over credits	0
Required deposits	0
Excess as reported in Company's report	$0

No material differences exist between this report and the amounts reported on the December 31, 2009 unaudited filing of Part II or Part II A of the Focus report

See accompanying notes

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228

Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVA's

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Stockholders of
Boston Merchant Financial Services, Inc.

In planning and performing our audits of the financial statements and supplemental schedule of Boston Merchant Financial Services, Inc. (the Company), as of and for the years ended December 31, 2009, in accordance with auditing standards generally accepted in the Unite States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these secured parties.

Sincerely,



William L. Pratt, CPA

June 21, 2010